SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________________

CEPHALON, INC.
(Name of Subject Company)
_________________________
CEPHALON, INC.
(Name of Person(s) Filing Statement)
_________________________
Common Stock, Par Value $0.01 Per Share
(including the associated Series A Junior
Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
_________________________

156708109
(CUSIP Number of Class of Securities)
_________________________

Gerald J. Pappert
Executive Vice President, General Counsel and Secretary
Cephalon, Inc.
41 Moores Rd.
Frazer, Pennsylvania 19355
(610) 344-0200

(Name, Address and Telephone Number of Person authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
_________________________
With copies to:

Eileen T. Nugent, Esq.
Neil P. Stronski, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

[ X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FINAL – Employee Communications
04.11.11

By now you are all aware that on April 5, after thorough review, the Cephalon Board of Directors rejected Valeant Pharmaceuticals’ unsolicited proposal to acquire Cephalon after determining that the proposal was inadequate and not in the best interests of Cephalon's shareholders.

Valeant stated that it will seek to replace Cephalon's Board of Directors with its own nominees through a process called “consent solicitation.”  In summary, Valeant is asking Cephalon's shareholders to pass certain resolutions, including ones to remove Cephalon’s current Board of Directors and elect seven nominees chosen by Valeant to serve as Cephalon’s new Board of Directors.  Valeant and Cephalon have both filed disclosure statements with the Securities and Exchange Commission that will permit them to solicit consents for and against Valeant's proposals.  Once the consent solicitation period has been formally initiated by the delivery of a written consent to Cephalon, the consent solicitation process could last for up to 60 days.  However, it is also possible that Cephalon's proposed resolutions could become effective prior to that time.

While it is impossible to predict how this situation will progress, we realize that many of you have questions about how an acquisition of Cephalon could impact you.   I encourage you to read the Questions & Answers document which attempts to answer some of the key questions that may be of concern to you.

Be assured that the Board of Directors and I remain committed to operating the Company in the best interest of shareholders.  We also continue to view you – our valued employees – as key to this effort.  We ask that you remain patient and focused on carrying out Cephalon's strategy.

We will continue to update you to the extent possible as more information becomes available.  We also remind you that it is important at this time that the Company and its employees speak with one voice through its designated representatives.  With that in mind, please direct any calls that you may receive from reporters or outside organizations to Fritz Bittenbender (fbittenb@cephalon.com) or Natalie de Vane (ndevane@cephalon.com).

Thank you,

Kevin

Additional Information:

Cephalon, Inc. (the "Company"), its directors and certain of its officers and employees may be deemed to be participants in the solicitation of consent revocations from stockholders in connection with a consent solicitation by Valeant Pharmaceuticals International, Inc. ("Valeant") to replace the Company's current Board of Directors with nominees of Valeant. The Company has filed a preliminary consent revocation statement with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of written consent revocations in connection with Valeant's consent solicitation (the "Consent Revocation Statement"). Information regarding the names of the Company's directors and other participants in the solicitation and their respective interests in the Company by security holdings or otherwise is set forth in the preliminary Consent Revocation Statement, which may be obtained free of charge at the SEC's website at http://www.sec.gov and the Company's website at http://www.cephalon.com.

Promptly after filing its definitive Consent Revocation Statement with the SEC, the Company will mail the definitive Consent Revocation Statement and a form of white consent revocation card to each stockholder entitled to deliver a written consent in connection with the consent solicitation.

WE URGE INVESTORS TO READ THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO), THE COMPANY'S  SOLICITATION/RECOMMENDATION STATEMENT REGARDING ANY TENDER OFFER THAT MAY BE COMMENCED BY VALEANT, AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain, free of charge, copies of the Consent Revocation Statement, the solicitation/recommendation statement and any other documents filed by the Company with the SEC in connection with the consent solicitation or any tender offer at the SEC's website at http://www.sec.gov, at the Company's website at http://www.cephalon.com, or by contacting Innisfree M&A Incorporated at (877) 800-5186 (banks and brokers call collect at (212) 750-5833).

Valeant Pharmaceuticals Proposal to Acquire Cephalon
Question and Answer Document

GENERAL INFORMATION

1.	What does “hostile takeover” mean?

“Hostile takeover” is a popular term that describes when a firm or company makes an unsolicited proposal or offer to acquire another company without the consent or approval of the target company’s board of directors.

2.	Now that the Cephalon Board has rejected Valeant’s March 29th proposal, what happens next?

On April 5, 2011, the Cephalon Board concluded that Valeant’s $73/share proposal was inadequate and not in the best interest of shareholders, and sent a letter to Valeant rejecting that proposal. That same day, Valeant filed a consent solicitation statement with the Securities and Exchange Commission (SEC ) as a first step in its attempt to remove Cephalon’s Board of Directors and replace  them with nominees chosen by Valeant.

3.	What exactly is Valeant seeking to do?

Because Cephalon’s shareholders can take action by written consent, Valeant is asking shareholders to pass certain resolutions, including those to remove Cephalon’s current Board of Directors and elect seven nominees chosen by Valeant to serve as Cephalon’s new Board of Directors.

As the first step in this process, Valeant filed a preliminary Consent Solicitation Statement with the SEC on April 5th.  Following an SEC review period, Valeant will be permitted to circulate its Consent Solicitation Statement to shareholders and seek to obtain written consents in favor of its proposal to remove and replace the current Board of Directors.  The timing of the SEC review process cannot be predicted with any certainty.

4.	Will Valeant’s attempt to remove and replace the Board of Directors succeed?

In order for Valeant’s proposals to become effective, shareholders holding a majority (greater than 50%) of Cephalon’s outstanding shares of common stock must execute written consents approving Valeant’s proposals.

Cephalon’s Board of Directors has urged Cephalon's shareholders to reject Valeant's proposals and to not deliver any consent solicitation cards to Valeant.

5.	Is the Cephalon Board of Directors taking any other action in opposition of Valeant’s consent solicitation?

On April 7, 2011, Cephalon filed a preliminary Consent Revocation Statement with the SEC.  The purpose of the Consent Revocation Statement is to permit the Board of Directors to actively solicit written consent revocations from Cephalon shareholders (including shareholders who may have previously delivered a consent card to Valeant).  Cephalon will be permitted to solicit written consent revocations after the Consent Revocation Statement has followed an SEC review period similar to that for Valeant’s Consent Solicitation Statement.

Cephalon’s Board of Directors has urged Cephalon's shareholders to reject Valeant's proposals and to not deliver any consent solicitation cards to Valeant.  The preliminary Consent Revocation Statement sets forth important information regarding the consent solicitation, including Cephalon’s Board of Directors’ reasons for its recommendation to shareholders.

6.	When will the consent solicitation process end?

The consent solicitation period will begin on the first day that the first valid written consent is delivered to Cephalon and could extend for up to 60 days thereafter.  However, Valeant has announced a deadline of May 12 for receipt of its requisite consents, but has reserved the right to extend this deadline.

In addition, the process could end sooner if at any time before Valeant's deadline (or the 60 day period described above) Valeant obtains written consents in favor of its proposals from Cephalon shareholders holding a majority (greater than 50%) of Cephalon’s outstanding shares of common stock.

7.	Who will be permitted to sign written consents and/or consent revocations?

The Board of Directors set Friday, April 8, 2011, as the “record date” for the consent solicitation.  Only persons who are Cephalon shareholders as of that date will be able to deliver a written consent in connection with the consent solicitation.

8.	Who should I contact if I have questions about the consent solicitation?

Any employee or any other shareholder who has questions about the consent solicitation process or the Board’s recommendation to reject Valeant's proposals and to not deliver any consent solicitation cards to Valeant should contact Innisfree M&A Incorporated at (877) 800-5186.

9.	What will happen if Valeant’s consent solicitation is successful?

If Valeant obtains written consents in favor of its proposals from Cephalon shareholders holding a majority (greater than 50%) of Cephalon’s outstanding shares of common stock before the end of 60 day consent solicitation period, then Cephalon’s current Board of Directors will be removed and Valeant’s nominees will be elected in their place.

In such a case, Valeant’s nominees would comprise the entire Cephalon Board of Directors and would control Cephalon.  Although the Valeant nominees would, if elected, be subject to their fiduciary duties to shareholders under Delaware law, they could facilitate Valeant’s acquisition of the Company at a price and on terms determined by Valeant and the Valeant nominees.

10.	What will happen if Valeant doesn’t get the appropriate consent within the 60 day period to replace the Cephalon board?

If Valeant does not obtain the requisite amount of consents within the 60 day period, the consent solicitation period would terminate and the current Board of Directors would remain in place.

11.	Who is Valeant and where are they located?

Located in Canada, Valeant Pharmaceuticals International, Inc. (NYSE/TSX:VRX) is a multi-national specialty pharmaceutical company that develops and markets prescription and nonprescription pharmaceutical products .

12.	Who makes up our Board of Directors?

The Cephalon Board of Directors is comprised of nine members. In 2011, William Egan was appointed as the Chairman of the Cephalon Board of Directors—a position previously held by Cephalon founder Frank Baldino, Jr., Ph.D.  Additional information regarding Cephalon's Board of Directors is available on Cephalon.com.

13.	When Cephalon received the proposal from Valeant, how did the Company respond?

Cephalon received an unsolicited proposal from Valeant on March 18, 2011, to acquire the Company for $73 per share and a second unsolicited proposal on March 25 to either acquire the Company for $73 per share or to purchase Cephalon’s non-oncology related assets for $2.8 billion. On March 29, Valeant announced an unsolicited proposal to acquire all of the outstanding shares of common stock of Cephalon for $73 per share.

Upon the receipt of each of Valeant’s proposals, Cephalon acted expeditiously to commence an analysis of both alternatives presented by Valeant. The Company advised Valeant that it was working with its financial advisors to review and consider each proposal. In addition, the Company advised Valeant that its Board of Directors would be meeting to consider the proposals and planned to respond to Valeant during the week of April 4.

On April 5, the Board concluded Valeant’s March 29th $73/share proposal to be inadequate and not in the best interests of shareholders and communicated this conclusion to Valeant.

14.	Can I proceed with committing to business expenditures that are routine requirements of my job function? For example, can I still start contracts, open purchase orders, and book travel?

Yes.  As Cephalon CEO Kevin Buchi communicated in his message to employees on March 31, all employees should remain focused on carrying out our strategy to move the Company forward and enhance shareholder value.  Employees should continue to do their job and work toward meeting their yearly objectives unless instructed to do otherwise.  If you have questions about this, please speak with your manager directly.

15.	Should I believe what I read in the news about the Company and this acquisition?

Contests for corporate control, such as Cephalon's current situation, often attract significant media attention and coverage.  Although we encourage employees to keep abreast of what is in the news about our Company, we encourage you to rely on the formal statements, news releases, and employee messages issued by the Company.

EMPLOYEE BENEFITS, AND STOCK

16.	Will there be layoffs? Will employees lose their jobs? Should I be looking for a new job?

Valeant has made public statements that suggest it would seek to reduce Cephalon's workforce in connection with the realization of expected “synergies” created by a combination of Cephalon and Valeant.  The information available at this time is insufficient to specifically address the types and numbers of positions that may be impacted.

Until more information is known, employees are asked not to engage in speculation or rumor and are encouraged not to act in haste.  The decision to begin looking for a new job is a personal one that should be based on facts and not hearsay.  We greatly appreciate the contributions that all of you continue to make to Cephalon.

17.	Will severance packages be offered to employees who lose their jobs?

Severance is a discretionary benefit and not a legal requirement, but Cephalon’s practice has been to provide severance to employees who are impacted by a reduction in force.  Although an acquirer of Cephalon would not be required to continue Cephalon's historical  severance practice, it is possible that an acquirer would decide to do so, or would apply its own severance policies to Cephalon employees whose employment is terminated.

18.	If I lose my job, will I lose my benefits as well?

As discussed above,, in the event the Company is acquired, it is possible that the acquirer would provide employees with  severance benefits in the event that their employment is terminated.  At a legal minimum, continuing medical coverage (COBRA) must be offered to each terminated employee at that employee’s expense for up to 18 months.

19.	I’m uncertain or confused about some of my goals, projects, or work priorities as a result of the potential acquisition. What should I do?

Until we have more answers and know more details about the situation, employees should maintain business as usual. Please discuss any specific concerns with your Manager.

20.
People outside the Company, including vendors and healthcare professionals with whom I work, in addition to my friends and family, are asking about what is going on with the Company.  What am I allowed to say?

Per Policy C-116, “Securities Traded by Cephalon Personnel,” employees may not share material, non-public information relating to Cephalon with others outside the Company.  Before sharing information about this situation, make yourself aware of what has been publicly communicated by the Company by reviewing Company-issued news releases.  If information has not been included in the news releases, then you should not communicate it outside of the Company.  If you have any questions, please contact Lynn McConaghy at x86252, Todd Longsworth at x35694 or Brody Stevens at x76385.

21.	As an employee, is it appropriate to exercise Cephalon options or trade in Cephalon stock at this time?

All employees are subject generally to Cephalon Policy C-116: Securities Traded by Cephalon Personnel.  Under this policy and applicable law, employees are prohibited from trading in Cephalon securities while in the possession of material non-public information.

For those employees subject to the trading limitation list, you are currently not permitted to trade in Cephalon securities until Friday, May 6, 2011 (two business days following the announcement of our first quarter financial results, scheduled to occur on Tuesday, May 3, 2011).   If you are on the trading limitation list, you previously received an email from HR on March 22, 2011 restricting your ability to trade in Cephalon securities.

If you are not currently on the trading limitation list but due to your job responsibilities are likely to come into possession of information regarding Valeant's proposal, any Cephalon response or other material non-public information, you have been notified that you have been added to the trading limitation list and that you will be blocked from trading in Cephalon securities until May 6, 2011, or until notified further.

If you have any questions, please contact Lynn McConaghy at x.86252, Todd Longsworth at x.35694, or Brody Stevens at x.76385.

22.	How do I know if information is considered “material” or “inside”?

You should evaluate the information that you know against what’s been publicly communicated by the Company in Company news releases to determine whether you are in possession of any material non-public information at the time you are making the trading decision.   If you believe you are in possession of material non-public information, you should not buy or sell Cephalon securities.

Please contact Lynn McConaghy at x.86252, Todd Longsworth at x.35694, or Brody Stevens at x.76385 to discuss whether or not you are free to trade based on information that you may have or if you have questions about the Securities policy.

23.	What happens to the Stock Fund units in the 401(k) Plan? What value will I receive if Cephalon stock stops trading/ceases to exist?

For recordkeeping purposes, the Cephalon Stock Fund is divided into fund units rather than shares of stock. If you have invested in this Fund, each unit represents a portion of your ownership in the Fund, which consists primarily of shares of Cephalon stock and a small cash balance.

The Cephalon Stock Fund’s unit value is determined by dividing the total current market value of all investments in the fund by the total number of units owned. The unit value changes daily based on changes in the market value of Cephalon stock from one day to the next, so a rise is Cephalon’s stock price will increase the market value of the Fund.

If Cephalon stock ceases trading, based on the 401(k) Plan rules, the Stock Fund will be credited with the unit value corresponding to the closing price of the Stock Fund on the last day the stock was traded.  You will be able to reinvest the Stock Fund balance in your account to other available investment options. As an ERISA qualified benefit plan, current Plan rules as well as applicable law will be taken into consideration in determining what happens to the Stock Fund and how the fund units are valued.

24.	I have received a call from an unfamiliar investment advisory firm stating that they will be holding a meeting at Cephalon to discuss investment options with employees, is this true?

Cephalon does not have a meeting of this nature planned and Cephalon has not engaged the services of an outside advisory firm. If the Company decides to plan such a meeting, employees will receive notification from Human Resources via email. Please do not provide any personal information or information about your finances to anyone over the phone or via email that is not familiar to you.

If you receive repeated unsolicited calls from the same person or firm, please notify Lynn McConaghy at x86252, Todd Longsworth at x35694 or Brody Stevens at x76385.

25.	If I am currently on medical leave, or about to begin medical leave in the near future (e.g., scheduled for surgery, maternity leave, etc.), how will my disability benefits be affected?

At this time, we continue to operate under our current policy for medical leave. If you are currently on approved medical leave, you should continue to follow-up with Prudential directly on an ongoing basis.  If you are scheduled for surgery or will be going out on maternity leave in the near future, you should contact your manager to let him/her know and call Prudential to file your claim up to 45 days prior to beginning your leave. Prudential can be reached at 877-367-7781.

26.	I have received appropriate approval to take a college course through the Company tuition reimbursement program. If Cephalon is acquired prior to my getting my grades, will I be reimbursed?

Cephalon’s policy on Educational Reimbursement states that employees will be reimbursed after they have submitted evidence of their grades and the pertinent invoices and receipts to Human Resources.   At this time, we will continue to operate under our current policies.  If Cephalon is acquired, however, the acquiring company may change existing policies.  Note: under current policy, reimbursement does not apply to employees who leave voluntarily prior to the end of the semester

27.	This time of uncertainty and change is causing me anxiety; can the Company help me in any way?

It is natural to feel stress and anxiety during times of change and uncertainty.  Through the Cephalon Employee Assistance Program (EAP), an Aetna Company, employees may receive confidential support for a variety of concerns, from coping with stress to support with financial issues and other life challenges.  Employees may take advantage of this benefit by calling the Horizon EAP confidential hotline, 1-800-865-3200, available 24/7, or by logging onto www.horizoncarelink.com.  Login: [Redacted]; Password: [Redacted].

Human Resources is also evaluating other resources to help employees deal with change and uncertainty and will make these available in the near future.

28.	With whom should I talk to about any additional questions I have?

If you have additional questions, we suggest that you speak with your Manager or Human Resources representative.  In addition, you can email your internally to Human Resources or externally to HumanResources@cephalon.com.

Additional Information:

Cephalon, Inc. (the "Company"), its directors and certain of its officers and employees may be deemed to be participants in the solicitation of consent revocations from stockholders in connection with a consent solicitation by Valeant Pharmaceuticals International, Inc. ("Valeant") to replace the Company's current Board of Directors with nominees of Valeant. The Company has filed a preliminary consent revocation statement with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of written consent revocations in connection with Valeant's consent solicitation (the "Consent Revocation Statement"). Information regarding the names of the Company's directors and other participants in the solicitation and their respective interests in the Company by security holdings or otherwise is set forth in the preliminary Consent Revocation Statement, which may be obtained free of charge at the SEC's website at http://www.sec.gov and the Company's website at http://www.cephalon.com.

Promptly after filing its definitive Consent Revocation Statement with the SEC, the Company will mail the definitive Consent Revocation Statement and a form of white consent revocation card to each stockholder entitled to deliver a written consent in connection with the consent solicitation.

WE URGE INVESTORS TO READ THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO), THE COMPANY'S  SOLICITATION/RECOMMENDATION STATEMENT REGARDING ANY TENDER OFFER THAT MAY BE COMMENCED BY VALEANT, AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain, free of charge, copies of the Consent Revocation Statement, the solicitation/recommendation statement and any other documents filed by the Company with the SEC in connection with the consent solicitation or any tender offer at the SEC's website at http://www.sec.gov, at the Company's website at http://www.cephalon.com, or by contacting Innisfree M&A Incorporated at (877) 800-5186 (banks and brokers call collect at (212) 750-5833).